                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

              -----------------------------------------------------
                                AMENDMENT NO. 1
                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

                     RULE 13E-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                              Quality Dining, Inc.

              -----------------------------------------------------
                              (Name of the Issuer)

                              Quality Dining, Inc.
                                QDI Merger Corp.
                              Daniel B. Fitzpatrick
                              James K. Fitzpatrick
                              Gerald O. Fitzpatrick
                               Ezra H. Friedlander
                                  John C. Firth
                             William Roy Schonsheck
              -----------------------------------------------------
                      (Name of Person(s) Filing Statement)

                         Common Stock, without par value

              -----------------------------------------------------
                         (Title of Class of Securities)

                                    74756P105

              -----------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               John C. Firth, Esq.
                  Executive Vice President and General Counsel
                              Quality Dining, Inc.
                            4220 Edison Lakes Parkway
                            Mishawaka, Indiana 46545
                        Telephone Number: (219) 271-4600

                                 WITH A COPY TO:

       Robert S. Reder, Esq.                     James A. Aschleman, Esq.
Milbank, Tweed, Hadley & McCloy LLP                  Baker & Daniels
     One Chase Manhattan Plaza             300 North Meridian Street, Suite 2700
     New York, New York 10005                  Indianapolis, Indiana 46204

         --------------------------------------------------------------
  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.[x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.[ ] The filing of a registration statement under the Securities Act of 1933.

c.[ ] A tender offer.

d.[ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

      Transaction Valuation                         Amount of Filing Fee
          $20,882,142                                   $2,457.83(A)

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,457.83
Form or Registration No.: Schedule 14A
Filing Party: Quality Dining, Inc.
Date Filed: December 23, 2004

(A) The amount of the Filing Fee calculated in accordance with Rule 0-11(c) of the Securities Exchange Act of 1934 was determined based on a fee of $117.70 per $1,000,000 (prorated for amounts less than $1,000,000) of the proposed cash payments to be made in the transaction. In this filing, the amount of the Filing Fee was determined by dividing the transaction valuation $20,882,142 by $1,000,000 resulting in 20.882142. The amount 20.882142 is multiplied by $117.70 for a total of $2,457.83.

                                  INTRODUCTION

      This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, first filed December 23, 2004 (this "Schedule 13E-3"), is being filed by:
(1) Quality Dining, Inc., an Indiana corporation (the "Company" or "Quality Dining"); (2) QDI Merger Corp., an Indiana corporation; (3) Daniel B. Fitzpatrick; (4) James K. Fitzpatrick; (5) Gerald O. Fitzpatrick; (6) Ezra H. Friedlander; (7) John C. Firth; and (8) William R. Schonsheck. The preceding persons are collectively referred to herein as the "Filing Persons," and individually as a "Filing Person."

      This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of November 9, 2004 (the "Merger Agreement"), by and between the QDI Merger Corp. and the Company. If the Merger Agreement and Merger (as defined below) are approved by the Quality Dining shareholders and the other conditions to the closing of the Merger are satisfied or waived, QDI Merger Corp. will merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation.

      In the Merger, the outstanding shares of the Company's common stock, no par value per share (the "Common Stock"), other than those shares held by QDI Merger Corp. and Quality Dining, will be converted, without any action on the part of the shareholders, into the right to receive $3.20 in cash per share. Options will be treated as described more fully in the Proxy Statement (as defined below). Any shares of the Common Stock held by the Company or QDI Merger Corp. will be cancelled without payment being made therefor. Each share of QDI Merger Corp. common stock outstanding will be converted into one share of newly-issued Quality Dining common stock pursuant to the Merger Agreement.

      Concurrently with the filing of this Schedule 13E-3, the Company is filing with the U.S. Securities and Exchange Commission Amendment No. 1 to its preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of shareholders of the Company at which the shareholders of the Company will consider and vote upon, among other things, a proposal to approve the Merger Agreement and the Merger.

      A copy of the Proxy Statement is incorporated herein by reference as Exhibit (a)(2). A copy of the Merger Agreement is attached as Appendix A to the Proxy Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items set forth in Regulation M-A under the Exchange Act ("Regulation M-A").

      The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this
Schedule 13E-3. The information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement, including the appendices thereto.

      All information in, or incorporated by reference in, this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning each Filing Person other than the Company has been supplied by each such Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

Item 1. Summary Term Sheet.

      Regulation M-A
      Item 1001

      Summary Term Sheet. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet
            Questions and Answers About the Merger and the Special Meeting

Item 2. Subject Company Information.

      Regulation M-A
      Item 1002

      (a) Name and Address. The information set forth in the Proxy Statement under the caption "Summary Term Sheet -- Transaction Participants" is incorporated herein by reference.

      (b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Information Concerning the Special Meeting - Record Date and Quorum Requirement
            Common Stock Market Price and Dividend Information

      (c) Trading Market and Price. The information set forth in the Proxy Statement under the caption "Common Stock Market Price and Dividend Information" is incorporated herein by reference.

      (d) Dividends. The information set forth in the Proxy Statement under the caption "Common Stock Market Price and Dividend Information" is incorporated herein by reference.

      (e)   Prior Public Offerings. Not applicable.

      (f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Information Regarding Quality Dining Common Stock Transactions -- Purchases by Quality Dining

            Information Regarding Quality Dining Common Stock Transactions -- Transactions by QDI Merger Corp. and the Fitzpatrick Group

Item 3. Identity and Background of Filing Person.

      Regulation M-A
      Item 1003

      (a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet
            Current Executive Officers and Directors of Quality Dining Information About the Transaction Participants

      (b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet
            Information About the Transaction Participants

      (c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet
            Current Executive Officers and Directors of Quality Dining Information About the Transaction Participants

Item 4. Terms of the Transaction.

      Regulation M-A
      Item 1004

      (a)(1) Material Terms. Tender Offers. Not applicable.

      (a)(2) Material Terms. Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet
            Questions and Answers About the Merger and the Special Meeting Information Concerning the Special Meeting
            Special Factors -- Structure of the Transaction
            Special Factors -- Purposes of the Going Private Transaction;
                Certain Effects of the Merger and Going Private
            Special Factors -- Background of the Merger
            Special Factors -- Recommendation of the Special Committee; Reasons
                for Recommending Approval of the Merger
            Special Factors -- Recommendation of the Board of Directors; Reasons
                for Recommending Approval of the Merger

            Special Factors -- Interests of Certain Persons in the Merger Special Factors -- Post-Closing Arrangements
            Special Factors -- Anticipated Accounting Treatment of the Merger Special Factors -- Material U.S. Federal Income Tax Consequences The Merger Agreement

      (c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet
            Questions and Answers About the Merger and the Special Meeting Special Factors -- Interests of Certain Persons in the Merger Special Factors -- Post-Closing Arrangements
            The Merger Agreement

      (d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet-- Appraisal Rights
            Questions and Answers About the Merger and the Special Meeting Special Factors -- No Appraisal Rights of Shareholders

      (e) Provisions for Unaffiliated Security Holders. The Filing Persons have made no provisions in connection with this transaction to grant unaffiliated security holders access to the respective corporate files of any of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

      (f)   Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

      Regulation M-A
      Item 1005

      (a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Special Factors -- Structure of the Transaction
            Special Factors -- Background of the Merger
            Special Factors -- Interests of Certain Persons in the Merger Information About the Transaction Participants -- Past Contacts,
                Transactions, Negotiations and Agreements

      (b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet

            Questions and Answers About the Merger and the Special Meeting Special Factors -- Background of the Merger
            Special Factors -- Interests of Certain Persons in the Merger Information About the Transaction Participants -- Past Contacts,
                Transactions, Negotiations and Agreements

      (c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet
            Questions and Answers About the Merger and the Special Meeting Special Factors -- Background of the Merger
            Information About the Transaction Participants -- Past Contacts,
                Transactions, Negotiations and Agreements

      (e) Agreements Involving the Subject Company's Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet
            Questions and Answers About the Merger and the Special Meeting Special Factors -- Structure of the Transaction
            Special Factors -- Interests of Certain Persons in the Merger Special Factors -- Post-Closing Arrangements
            The Merger Agreement
            Information About the Transaction Participants -- Past Contacts,
                Transactions, Negotiations and Agreements

Item 6. Purposes of the Transaction and Plans or Proposals.

      Regulation M-A
      Item 1006

      (b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet
            Questions and Answers About the Merger and the Special Meeting Special Factors -- Purposes of the Going Private Transaction;
                Certain Effects of the Merger and Going Private
            Special Factors -- Interests of Certain Persons in the Merger Special Factors -- Post-Closing Arrangements
            The Merger Agreement

      (c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet
            Questions and Answers About the Merger and the Special Meeting Special Factors -- Purposes of the Going Private Transaction;
                Certain Effects of the Merger and Going Private
            Special Factors -- Interests of Certain Persons in the Merger Special Factors -- Post-Closing Arrangements
            Special Factors -- Plans for Quality Dining Following the Merger Financing for the Merger
            The Merger Agreement

Item 7. Purposes, Alternatives, Reasons and Effects.

      Regulation M-A
      Item 1013

      (a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet
            Questions and Answers About the Merger and the Special Meeting Special Factors -- Purposes of the Going Private Transaction;
                Certain Effects of the Merger and Going Private
            Special Factors -- Background of the Merger
            Special Factors -- Recommendation of the Special Committee;
                Reasons for Recommending Approval of the Merger
            Special Factors -- Recommendation of the Board of Directors; Reasons
                for Recommending Approval of the Merger
            Special Factors -- Position of the Fitzpatrick Group
            Special Factors -- Interests of Certain Persons in the Merger Special Factors -- Post-Closing Arrangements

      (b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Special Factors -- Purposes of the Going Private Transaction;
                Certain Effects of the Merger and Going Private
            Special Factors -- Background of the Merger
            Special Factors -- Recommendation of the Special Committee; Reasons
                for Recommending Approval of the Merger
            Special Factors -- Recommendation of the Board of Directors; Reasons
                for Recommending Approval of the Merger

      (c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet
            Questions and Answers About the Merger and the Special Meeting Special Factors -- Structure of the Transactions
            Special Factors -- Purposes of the Going Private Transaction;
                Certain Effects of the Merger and Going Private

            Special Factors -- Background of the Merger
            Special Factors -- Recommendation of the Special Committee; Reasons
                for Recommending Approval of the Merger
            Special Factors -- Recommendation of the Board of Directors; Reasons
                for Recommending Approval of the Merger
            Special Factors -- Opinion of the Financial Advisor to the
                Special Committee
            Special Factors -- Position of the Fitzpatrick Group
            Special Factors -- Interests of Certain Persons in the Merger Special Factors -- Post-Closing Arrangements

      (d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet
            Questions and Answers About the Merger and the Special Meeting Special Factors -- Purposes of the Going Private Transaction;
                Certain Effects of the Merger and Going Private
            Special Factors -- Recommendation of the Special Committee; Reasons
                for Recommending Approval of the Merger
            Special Factors -- Recommendation of the Board of Directors; Reasons
                for Recommending Approval of the Merger
            Special Factors -- Position of Fitzpatrick Group
            Special Factors -- Interests of Certain Persons in the Merger Special Factors -- Post-Closing Arrangements
            Special Factors -- Material U.S. Federal Income Tax Consequences

Item 8.  Fairness of the Transaction.

      Regulation M-A
      Item 1014

      (a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet
            Questions and Answers About the Merger and the Special Meeting Special Factors -- Background of the Merger
            Special Factors -- Recommendation of the Special Committee; Reasons
                for Recommending Approval of the Merger
            Special Factors -- Recommendation of the Board of Directors; Reasons
                for Recommending Approval of the Merger
            Special Factors -- Opinion of the Financial Advisor to the
              Special Committee
            Special Factors -- Position of the Fitzpatrick Group
            Special Factors -- Interests of Certain Persons in the Merger Special Factors -- No Appraisal Rights of Shareholders

      (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet
            Questions and Answers About the Merger and the Special Meeting Special Factors -- Structure of the Transaction
            Special Factors -- Purposes of the Going Private Transaction;
                Certain Effects of
                the Merger and Going Private
            Special Factors -- Background of the Merger
            Special Factors -- Recommendation of the Special Committee; Reasons
                for Recommending Approval of the Merger
            Special Factors -- Recommendation of the Board of Directors; Reasons
                for Recommending Approval of the Merger
            Special Factors -- Opinion of the Financial Advisor to the
                Special Committee
            Special Factors -- Position of the Fitzpatrick Group
            Special Factors -- Interests of Certain Persons in the Merger Special Factors -- Post-Closing Arrangements
            Special Factors -- No Appraisal Rights of Shareholders

      (c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet-- Vote Required
            Information Concerning the Special Meeting -- Vote Required

      (d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Special Factors - Background of the Merger
            Special Factors -- Recommendation of the Special Committee; Reasons
                for Recommending Approval of the Merger
            Special Factors -- Recommendation of the Board of Directors; Reasons
                for Recommending Approval of the Merger

      (e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet-- Recommendations of the Quality Dining Board of
                Directors and the Special Committee
            Special Factors -- Background of the Merger
            Special Factors -- Recommendation of the Special Committee; Reasons
                for Recommending Approval of the Merger
            Special Factors -- Recommendation of the Board of Directors; Reasons
                for Recommending Approval of the Merger

      (f)   Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

      Regulation M-A
      Item 1015

      (a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet -- Fairness Opinion of Houlihan Lokey
            Special Factors -- Background of the Merger
            Special Factors -- Opinion of the Financial Advisor to the Special
                Committee
            Special Factors -- Position of the Fitzpatrick Group
            Special Factors -- Certain Financial Projections
            Appendix B

      (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet -- Fairness Opinion of Houlihan Lokey
            Special Factors -- Background of the Merger
            Special Factors -- Opinion of the Financial Advisor to the Special
               Committee
            Special Factors -- Position of the Fitzpatrick Group
            Special Factors -- Certain Financial Projections
            Appendix B

      (c) Availability of documents. The Fairness Opinion of Houlihan Lokey Howard & Zukin is available for inspection and copying at the principal executive offices of Quality Dining during its regular business hours by any interested shareholder of Quality Dining or a representative of such who has been so designated in writing. A copy of the Fairness Opinion of Houlihan Lokey Howard & Zukin is incorporated herein by reference as Exhibit (c)(1). Such Fairness Opinion is also attached as Appendix B to the Proxy Statement, which is incorporated herein by reference as Exhibit (a)(2).

Item 10. Source and Amounts of Funds or Other Consideration.

      Regulation M-A
      Item 1007

      (a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet-- Financing
            Financing for the Merger
            The Merger Agreement

      (b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Financing for the Merger
            The Merger Agreement

      (c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet -- Financing
            Information Concerning the Special Meeting -- Proxy Solicitation Special Factors -- Fees and Expenses
            Financing for the Merger -- Requirements

      (d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet -- Financing
            Financing for the Merger
            The Merger Agreement

Item 11. Interest in Securities of the Subject Company.

      Regulation M-A
      Item 1008

      (a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Special Factors -- Interests of Certain Persons in the Merger Security Ownership of Certain Beneficial Owners and Management

      (b) Securities Transactions. The information set forth in the Proxy Statement under the caption "Information Regarding Quality Dining Common Stock Transactions" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

      Regulation M-A
      Item 1012

      (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet -- Interests of Certain Persons in the Merger Questions and Answers About the Merger and the Special Meeting Information Concerning the Special Meeting
            Special Factors -- Purposes of the Going Private Transaction;
                Certain Effects of the Merger and Going Private
            Special Factors -- Recommendation of the Special Committee; Reasons
                for Recommending Approval of the Merger
            Special Factors -- Recommendation of the Board of Directors; Reasons
                for Recommending Approval of the Merger
            Special Factors -- Position of the Fitzpatrick Group
            Special Factors -- Interests of Certain Persons in the Merger

      (e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet -- Recommendations of the Quality Dining Board of
                Directors and the Special Committee
            Questions and Answers About the Merger and the Special Meeting Special Factors -- Recommendation of the Special Committee; Reasons
                for Recommending Approval of the Merger
            Special Factors -- Recommendation of the Board of Directors; Reasons
                for Recommending Approval of the Merger

Item 13. Financial Statements.

      Regulation M-A
      Item 1010

      (a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Quality Dining Selected Historical Consolidated Financial Data Appendix F

      (b)   Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

      Regulation M-A
      Item 1009

      (a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet -- Recommendations of the Quality Dining Board of
                Directors and the Special Committee
            Summary Term Sheet -- Interests of Certain Persons in the Merger Information Concerning the Special Meeting -- Proxy Solicitation Special Factors -- Recommendation of the Special Committee; Reasons
                for Recommending Approval of the Merger
            Special Factors -- Recommendation of the Board of Directors; Reasons
                for Recommending Approval of the Merger
            Special Factors -- Interests of Certain Persons in the Merger

      (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

            Summary Term Sheet -- Interests of Certain Persons in the Merger Information Concerning the Special Meeting -- Proxy Solicitation Special Factors -- Background of the Merger
            Special Factors -- Interests of Certain Persons in the Merger

Item 15. Additional Information.

      Regulation M-A
      Item 1011

      (b) Other Material Information. The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits.

      Regulation M-A
      Item 1016

      (a)(1) Press Release issued by Quality Dining, Inc., dated November 10, 2004.*

      (a)(2) Preliminary Proxy Statement, incorporated herein by reference to the Proxy Statement, filed with the U.S. Securities and Exchange Commission by Quality Dining, Inc. on February 16, 2005.

      (b)(1) Commitment Letters from J.P. Morgan Securities Inc. and other members of the Company's bank group, incorporated herein by reference to Exhibit No. 2 to Amendment No. 11 to Schedule 13D filed with the U.S. Securities and Exchange Commission by Daniel B. Fitzpatrick, Gerald O. Fitzpatrick, James K. Fitzpatrick, Ezra H. Friedlander, and John C. Firth on November 10, 2004.

      (c)(1) Fairness Opinion of Houlihan Lokey Howard & Zukin, dated November 9, 2004, incorporated herein by reference to Appendix B to the Proxy Statement.

      (c)(2) Presentation of Houlihan Lokey Howard & Zukin to the Special Committee of the Board of Directors, dated November 9, 2004.*

      (d)(1) Agreement and Plan of Merger, dated as of November 9, 2004, by and between QDI Merger Corp. and Quality Dining, Inc., incorporated herein by reference to Appendix A to the Proxy Statement.

      (d)(2) Joinder Agreement, dated as of February 3, 2005, by and among Quality Dining, Inc., QDI Merger Corp. and William R. Schonsheck.

      (f)    Not applicable.

      (g)    Not applicable.

      *      Previously filed on December 23, 2004.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 16, 2005

                                       QUALITY DINING, INC.

                                       By: /s/ Daniel B. Fitzpatrick
                                           -------------------------------------
                                           Name: Daniel B. Fitzpatrick
                                           Title: Chief Executive Officer

                                       QDI MERGER CORP.

                                       By: /s/ John C. Firth
                                           -------------------------------------
                                           Name: John C. Firth
                                           Title: Vice President

                                       By: /s/ Daniel B. Fitzpatrick
                                               ---------------------------------
                                                Daniel B. Fitzpatrick

                                       By: /s/ Gerald O. Fitzpatrick
                                               ---------------------------------
                                                Gerald O. Fitzpatrick

                                       By: /s/ James K. Fitzpatrick
                                               ---------------------------------
                                                James K. Fitzpatrick

                                       By: /s/ Ezra H. Friedlander
                                               ---------------------------------
                                                Ezra H. Friedlander

                                       By: /s/ John C. Firth
                                               ---------------------------------
                                                John C. Firth

                                       By: /s/ William R. Schonsheck
                                               ---------------------------------
                                                William R. Schonsheck

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
(a)(1)    Press Release issued by Quality Dining, Inc., dated November 10,
          2004.*

(a)(2) Preliminary Proxy Statement, incorporated herein by reference to the Proxy Statement, filed with the U.S. Securities and Exchange
          Commission by Quality Dining, Inc. on February 16, 2005.

(b)(1) Commitment Letters from J.P. Morgan Securities Inc. and other members of the Company's bank group, incorporated herein by reference to Exhibit No. 2 to Amendment No. 11 to Schedule 13D filed with the U.S.
          Securities and Exchange Commission by Daniel B. Fitzpatrick, Gerald O.
          Fitzpatrick, James K. Fitzpatrick, Ezra H. Friedlander, and John C.
          Firth on November 10, 2004.

(c)(1)    Fairness Opinion of Houlihan Lokey Howard & Zukin dated November 9,
          2004, incorporated herein by reference to Appendix B to the Proxy
          Statement.

(c)(2) Presentation of Houlihan Lokey Howard & Zukin to the Special Committee of the Board of Directors, dated November 9, 2004.*

(d)(1) Agreement and Plan of Merger, dated as of November 9, 2004, by and between QDI Merger Corp. and Quality Dining, Inc. incorporated herein by reference to Appendix A to the Proxy Statement.

(d)(2)    Joinder Agreement, dated as of February 3, 2005, by and among Quality
          Dining, Inc., QDI Merger Corp. and William R. Schonsheck.

* Previously filed on December 23, 2004.